82-00034

RECEIVED
2006 NOV -6 P 12:

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Santos

06018156

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos House
91 King William Street
Adelaide SA 5000
GPO Box 2455 Adelaide SA 5001
Telephone: 08 8218 5138
Facsimile:: 08 8218 5633

6 November 2006

SUPPL

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY NSW 2000

BY ELECTRONIC LODGEMENT

Santos CSG Pty Ltd ACN 121 188 654 ("Santos CSG") – takeover offer for Queensland Gas Company Limited ACN 089 642 553 ("QGC")

We attach a copy of a letter sent to QGC shareholders today.

W J Glanville
Company Secretary

PROCESSED
NOV 08 2006
THOMSON
FINANCIAL

dlw 11/7

Office of the Chairman

Santos Ltd
ABN 80 007 550 923
Santos CSG Pty Ltd
ACN 121 188 654
Ground Floor Santos House
91 King William Street
Adelaide South Australia 5000

Santos

2 November 2006

Update on Santos Offer for QGC

Dear QGC Shareholder

By now you will have received Santos CSG Pty Ltd's (*Santos CSG*) Bidder's Statement, which sets out its $1.26 cash offer for each of your shares in Queensland Gas Company Limited (*QGC*). Santos CSG is a wholly owned subsidiary of Santos Limited.

By making our $606 million offer for QGC, Santos has recognised both the efforts of QGC management in building the business to its current stage and QGC's future upside. Our proposed acquisition of QGC complements our existing coal seam gas assets at Fairview and Scotia and builds upon Santos' long history of operating in Queensland and our commitment to the State.

Accordingly, as outlined in the Bidder's Statement, Santos is offering QGC shareholders a fair and attractive price which reflects QGC's upside potential. In particular, we believe that you should accept the offer as:

- It represents a significant premium to QGC's historical trading levels;
- It represents a high reserves valuation multiple for QGC relative to recent comparable transactions;
- It gives you the opportunity to realise value for QGC's uncertain resource potential;
- Cash consideration provides you certainty of value and removes the risks inherent in your QGC investment; and
- QGC's share price may fall if the Offer lapses and there is no competing bidder for QGC.

You will shortly receive a Target's Statement from QGC. This is an important document which must include all information that you and your professional advisers would reasonably require to make an informed assessment on whether to accept the offer. You should therefore expect QGC's Board to provide an objective, reasoned and unambiguous view on the value of QGC and outline all reasonable supporting assumptions on which that view is based. We would expect that any such views on value will be supported by a credible independent expert's report or a detailed valuation report by the Directors of QGC.

Santos is aware of the various statements that QGC has made regarding increasing its 2P reserve base, resource potential and other matters. As outlined in the Bidder's Statement, our offer of $1.26 per QGC share already factors in the upside potential of QGC. Despite a number of ASX releases by QGC since Santos announced the bid, there has been no new information from QGC or other published material which has in any way altered this assessment.

I encourage you to accept the offer, which is currently scheduled to close at 5.00 pm (Queensland time) on 30 November 2006.

If you have any questions about the offer, please call the Offer Information Line during business hours on 1300 651 473 (from within Australia) or +61 3 9415 4355 (from outside Australia).

Yours faithfully

Stephen Gerlach

Stephen Gerlach
Chairman
Santos Limited

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

30 October 2006

SUPPL

Santos continues to build its position in Vietnam

Santos has progressed its strategy of international expansion by signing a Production Sharing Contract (PSC) with the Vietnam Oil and Gas Corporation (Petrovietnam) for Block 101-100/04 (Block) in the Song Hong Basin, Offshore Vietnam.

Under this PSC, which was directly negotiated with Petrovietnam, Santos will operate the Block and hold a 55% participating interest whilst Singapore Petroleum Company Limited will hold the remaining 45% interest.

As part of the work commitment, the co-venturers are required to process and interpret existing seismic data, acquire and process new 3D seismic, as well as drill one exploration well within the first three years of exploration. The total term of the contract is 30 years with an exploration period of at least seven years.

"We are pleased to continue to grow our exploration interests in Vietnam," said Santos' Managing Director, Mr John Ellice-Flint.

"This follows our recent oil and gas discovery at Dua in the Nam Con Son Basin, and is consistent with our strategy of building material positions in prospective basins."

Participants in the Block are:

Santos Vietnam Pty Ltd	55%
Singapore Petroleum Vietnam Song Hong Co Ltd	45%

Map attached.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

Santos

Vietnam


China
Block 101-100/04
Vietnam
Burma
Hanoi
Laos
Hainan
Vientiane
Thailand
South China Sea
Bangkok
Cambodia
Phnom Penh
12W PSC*
12E PSC*
Kakap PSC (Indonesia)
Brunei
0 250
kilometres
Malaysia
Kuala Lumpur
Malaysia

LEGEND

Santos Acreage



* On completion of the farmout agreement announced on 26th April 2006, and subject to receipt of the approvals required from the Government of the Socialist Republic of Vietnam.